FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 2, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2013 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and the Company’s annual accounts as at December 31, 2013, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

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Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the “Company”), to be held on Wednesday 7 May 2014, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Meeting will begin at 9:30 a.m. (Luxembourg time).

At the Meeting you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company’s 2013 annual report (containing the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and the Company’s annual accounts as at 31 December 2013, together with the independent auditors’ reports and the consolidated management report and certifications) and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on 22 April 2014 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

31 March 2014

3

Deutsche Bank Trust Company Americas
Trust & Securities Services

DEPOSITARY RECEIPTS	March 31, 2014

Depositary's Notice of Annual General Meeting of Shareholders of Tenaris S.A.

Issuer:                                    Tenaris S.A. / CUSIP 88031M109

Symbol:                                  TS (listed in NYSE)
Country:                                 Luxembourg

Meeting Details:
Annual General Meeting of Shareholders of Tenaris S.A., currently scheduled for May 7, 2014. The meeting will be held at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, and will begin at 9:30 a.m. (Luxembourg time).

Voting Instruction
Deadline:	On or before 5:00 p.m. on April 30, 2014 (New York City time) for written proxy cards, and 11:59 p.m. on April 29, 2014 (New York City time) for internet or telephone voting

ADR Record Date:	April 22, 2014

Ordinary shares / ADR
Ratio                                      1 ADR / 2 Ordinary Shares

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Receipt (“ADR”) program of Tenaris S.A. (the “Company”) has received notice from the Company of an Annual General Meeting of Shareholders (the “Meeting”) currently scheduled on the date set forth above. A copy of the notice of Meeting is available to ADR holders on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, effective as of March 13, 2013 among the Company, the Depositary, and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”) governing the ADRs, registered owners of ADRs (“Owners”) representing ordinary shares, US$1 par value each (“Shares”), at the close of business (NY time) on the ADR Record Date set forth above will be entitled, subject to any applicable law and the provisions of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Owner’s ADRs. A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Instruction Deadlines set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, vote or cause the Custodian to vote the Shares and/or other Deposited Securities (as defined in the Deposit Agreement) (in person or by proxy) represented by ADRs in accordance with such voting instructions.

If by the above referred Voting Instruction Deadlines, the Depositary receives no instructions from the Owner, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such Owner to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given item of the agenda in accordance with the majority shareholder vote on that item) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Instruction Deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Instruction Deadlines.

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Owners maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the Voting Instruction Deadlines indicated above.

The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith and without the Depositary’s gross negligence or willful misconduct.

Owners are advised that the Company has also informed the Depositary that the Company’s 2013 annual report (containing the Company’s consolidated financial statements as of and for the year ended December 31, 2013, and the Company’s annual accounts as at December 31, 2013, together with the independent auditors’ reports and the consolidated management report and certifications) are available to ADR holders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. Neither the Depositary, nor any of its affiliates, controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained on the Company’s website and none of them are liable or responsible for any information contained therein.

For further Information, contact:

Thomas Mathew/
Deutsche Bank - Depositary Receipts
Corporate Actions
Phone: 212 250 3880
Fax: 212 797 0327
Email: thomas.mathew@db.com

5

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
(A) RCS LUXEMBOURG B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on 7 May 2014

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on 7 May 2014, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meeting (the “Notice”). The Meeting will begin at 9:30 a.m. (Luxembourg time).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending the Meeting. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, effective as of March 13, 2013, among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg Law of 11 January 2008, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011, on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on 22 April 2014 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of Shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

To attend and vote (personally or by proxy) at the Meeting, shareholders must complete and return to the Company:

i.           the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.           a Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company on or before the Shareholder’s Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit a Proxy Form), or (ii) have a proxyholder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) a Proxy Form as soon as possible and, in any event, must be received by the Company on or before 29 April 2014 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, a Proxy Form, properly completed and on the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company a Proxy Form (and need not submit the Intention to Participate Form) in which case a Proxy Form must be received by the Company on or before the Shareholders’ Record Time. Please note that in the event that the Company does not receive a Proxy Form, properly completed and on the dates indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders’ Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of Shares held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must include at least: shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s Shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Evidence”). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company on or before 29 April 2014 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend the Meeting), a Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company’s website at www.tenaris.com/investors or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxyholders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must submit –in addition to the Intention to Participate Form and a Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document must be received by the Company on or before 29 April 2014 at 24:00 (midnight), Central European Time, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder’s proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders’ Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i)  if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii)  a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder’s proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxyholder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

A shareholder who has completed and delivered to the Company a Proxy Form, is entitled to, on a later date, (i) revoke such Proxy Form, and/or (ii) replace such Proxy Form with a new Proxy Form, appointing a different proxyholder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed replacement Proxy Form, provided, that, in each case, such notice of revocation and/or replacement Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of a Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 15 April 2014, to any of the postal addresses indicated in the Notice, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted at the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders’ Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company’s duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company’s business and the safeguarding of the Company’s corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting

Holders of ADRs as of 22 April 2014 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs.  Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 5:00 p.m., New York City time, on 30 April 2014, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m., New York City time, on 29 April 2014, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice.

The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.  Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and on the annual accounts as at 31 December 2013, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and on the Company’s annual accounts as at 31 December 2013, and the independent auditors’ reports on such consolidated financial statements and annual accounts, are included in the Company’s 2013 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company’s 2013 annual report includes all the information required by article 11 of the law of 19 May 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.

Draft resolution proposed to be adopted: “the Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and on the Company’s annual accounts as at 31 December 2013, and the independent auditors’ reports on such consolidated financial statements and annual accounts.”

2.  Approval of the Company’s consolidated financial statements as of and for the year ended 31 December 2013.

The Company’s consolidated financial statements as of and for the year ended 31 December 2013 (comprising the consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2013 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31 December 2013”.

3.  Approval of the Company’s annual accounts as at 31 December 2013.

The Company’s annual accounts as at 31 December 2013 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2013 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s annual accounts as at 31 December 2013”.

4.  Allocation of results and approval of dividend payment for the year ended 31 December 2013.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital.  As indicated in the Company’s annual accounts as at 31 December 2013, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company’s board of directors (the “Board of Directors”) proposed that a dividend, payable in U.S. dollars, in the amount of US$0.43 per share (or US$0.86 per ADR), which represents an aggregate sum of approximately US$508 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.13 per share (or US$0.26 per ADR), or approximately US$ 153 million, paid on 21 November 2013, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on 22 May 2014, in the amount of US$0.30 per share (or US$0.60 per ADR) or approximately US$ 354 million.

While the Company’s annual accounts as at 31 December 2013, show a loss for 2013, of US$ 5.1 million, the Company’s consolidated financial statements as of and for the year ended December 31, 2013, show a net income for the year 2013 of US$ 1,574 million. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend. The dividend payment in the amount of US$0.30 per share (or US$0.60 per ADR) to be distributed on 22 May 2014, is to be paid from the Company’s retained earnings reserve. The loss of the year ended 31 December 2013, would be absorbed by the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Meeting resolved (i) to approve a dividend for the year ended 31 December 2013, in the aggregate amount of US$0.43 per share (or US$0.86 per ADR), which represents an aggregate sum of approximately US$508 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on 21 November 2013, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on 22 May 2014, in the amount of US$0.30 per share (or US$0.60 per ADR), pursuant to this resolution out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31 December 2013, be absorbed by the Company’s retained earnings account”.

5.  Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended 31 December 2013.

In accordance with the Luxembourg Law of 10 August 1915, on commercial companies (the “Commercial Companies Law”), following approval of the Company’s annual accounts as at 31 December 2013, the Meeting must vote as to whether those who were members of the Board of Directors during the year ended 31 December 2013, are discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended 31 December 2013, from any liability in connection with the management of the Company’s affairs during such year.”

6.  Election of members of the Board of Directors.

Pursuant to article 8 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year but may be reappointed. Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members who shall qualify as “independent directors”.

The current Board of Directors consists of ten directors, three of whom (i.e., Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be maintained at ten (10) and that all of the current members of the Board of Directors, namely:

●	Mr. Roberto Bonatti
●	Mr. Carlos Condorelli
●	Mr. Carlos Franck
●	Mr. Roberto Monti
●	Mr. Gianfelice Mario Rocca
●	Mr. Paolo Rocca
●	Mr. Jaime Serra Puche
●	Mr. Alberto Valsecchi
●	Mr. Amadeo Vázquez y Vázquez
●	Mr. Guillermo Vogel

be re-appointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts.

Set forth below is summary biographical information of each of the candidates:

a.  Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium S.A. (“Ternium”). Mr. Bonatti is an Italian citizen.

b.  Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

c.  Carlos Franck. Mr. Franck is a member of the Board of Directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca S.A., Techint Financial Corporation N.V., Techint Holdings S.àr.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

d.  Roberto Monti. Mr. Monti is a member of the Company’s Board of Directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

e.  Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is president of Assolombarda and chairman of the Board of the Italian Institute of Technology. He is a member of the Advisory Board of the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

f.  Paolo Rocca. Mr. Rocca is the chairman of the Board of Directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

g.  Jaime Serra Puche. Mr. Serra Puche is a member of the Board of Directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the following listed companies: the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

h.  Alberto Valsecchi. Mr. Valsecchi is a member of the Board of Directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

i.  Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board of Directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

j.  Guillermo Vogel. Mr. Vogel is a member of the Board of Directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital. Mr. Vogel is a Mexican citizen.

The Board of Directors met six times during 2013. On 31 January 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) maintain the number of members of the Board of Directors at ten; and (ii) re-appoint all of the current members of the Board of Directors to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts.”

7.  Compensation of members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2014; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2014; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

8.  Appointment of the independent auditors for the fiscal year ending 31 December 2014, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, be appointed as the Company’s independent auditors for the fiscal year ending 31 December 2014, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending 31 December 2014, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 15,832,391, BR$ 491,740, € 1,413,639, MX$ 3,593,225 and US$ 1,144,769.

Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of 31 December 2013, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending 31 December 2014, is equivalent to US$5,558,065. Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending 31 December 2014, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending 31 December 2014, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 15,832,391, BR$ 491,740, € 1,413,639, MX$ 3,593,225 and US$ 1,144,769, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

9.  Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

*  *  *  *  *

Pursuant to article 15 of the Company’s articles of association, the next Annual General Meeting of Shareholders will be convened to decide on the Company’s 2014 annual accounts, will be held on 6 May 2015, at 9:30 a.m. (Luxembourg time).

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2014 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2014 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 14 April 2015, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting to respond questions.

Cecilia Bilesio
Secretary to the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2013

TABLE OF CONTENTS

Company Profile	2

Letter From The Chairman	3

Management Report	5

Leading Indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	9
Research and Development	11
Principal Risks and Uncertainties	14
Operating and Financial Review and Prospects	16
Quantitative and Qualitative Disclosure about Market Risk	25
Recent Developments	27
Environmental Regulation	27
Related Party Transactions	28
Employees	28
Corporate Governance	28
29
Management Certification	39

Financial Information	40

Consolidated Financial Statements	40
Tenaris S.A. Annual Accounts (Luxembourg GAAP)	97

company profile
Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Hammerfest
Tananger
Stavanger
Aberdeen
Esbjerg
Copenhagen
Moscow
Aksai
London
Paris
Munich
Campina
Ploiesti
Atyrau
Dalmine
Silcotub
Bucharest
Ankara
Ashgabat
Algiers
Erbil
Alexandria
Misurata
Cairo
Basra
Dammam
Bahrain
Doha
Dubai
New Delhi
Mumbai
Beijing
Seoul
NKKTubes
Qingdao
Ho Chi Minh
Kuala Lumpur
Singapore
Batam
Balikpapan
SPIJ
Jakarta
Darwin
Broome
Perth
Lagos
Warri
Accra
Onne
Luba
Malabo
Luanda
Maputo
Nisku
Red Deer
Calgary
Prudential
AlgomaTubes
Toronto
Pittsburgh
Bakersfield
Oklahoma City
Hickman
Louisville
Counce
Conroe
Cedar Springs
Houston
Westwego
Monterrey
Reynosa
Poza Rica
Tamsa
Guadalajara
Ciudad del Carmen
Mexico City
Dos Bocas
Villahermosa
Comalcalco
Maracaibo
Caracas
TuboCaribe
Barrancabermeja
Barcelona
Bogotá
Villavicencio
Neiva
Quito
Machachi
Coca
Natal
Lima
Callao
Sta. Cruz de la Sierra
Confab
Rio das Ostras
Rio de Janeiro
Santiago
Siderca
Montevideo
Villa Mercedes
Siat
Neuquén
Comodoro Rivadavia
Punta Arenas
Manufacturing Centers
R&D Centers
Service Centers
Commercial Offices

From The Chairman
Dear Shareholders,

Tenaris had another good year in 2013, as we maintained our EBITDA1 and industry-leading operating margins in line with those of the previous year, despite a slowdown in the North American market and lower prices for less differentiated products. This result was driven by an ongoing transformation in our product mix towards high-value premium OCTG products, our positioning in the Eastern Hemisphere and the performance of our industrial system, where our indicators for safety, quality, compliance and capacity utilization all showed improvement.

Over the past three years, our sales of premium OCTG products have doubled in volume while sales of less differentiated products have declined.  We strengthened our premium connection portfolio this year with new products for the most complex deepwater and high pressure, high temperature (HPHT) applications. Our performance in successfully meeting the exacting testing and development requirements for the Mars B project in the Gulf of Mexico with our new Wedge 623™ Dopeless® and Blue® Riser connections was recognized by Shell with its first ever Global Wells Installed Equipment Quality Award.

Our operations in the Eastern Hemisphere had a record year, with sales in the Middle East and Africa growing 70% year on year. In Saudi Arabia, where drilling activity in sour and high pressure gas fields is showing strong growth, we are investing in a new heat treatment facility and expanding our local premium threading operation. In sub-Saharan Africa, we are expanding our local manufacturing and service capabilities to support the complex offshore operations of our customers with our enhanced product portfolio.

In North America, however, our sales in 2013 were affected by a slowdown in drilling activity and an adverse competitive environment in the less demanding segments. Our focus is on the segments in which we can achieve differentiation on products and services: Gulf of Mexico, the main shale plays, the thermal projects in Canada and throughout Mexico.

With our new rolling mill project in Bay City, we will increase our capital expenditure outlays over the next three years. We received the necessary environmental permits in July, and, since then, have made good progress, advancing with earthworks, equipment design and engineering and resource planning. Elsewhere, we started up a new integrated premium threading line in Romania and increased heat treatment capacity in Argentina. We will continue to invest in transforming our integrated industrial system to meet growing demand for premium products.

The Bay City mill has been qualified by the Texas Commission for Environmental Quality as a minor source of emissions. In addition, we are following construction specifications to achieve the LEED (Leadership in Energy and Environmental Design) certification from the U.S. Green Building Council. Throughout our globally integrated industrial system, we are working to improve energy efficiency and investing to minimize the environmental impact of our operations. And we are certifying our mills under ISO 14001 and OSHAS 18000 standards for environment and safety management to ensure a consistent management approach.

Our Safe Hour program, implemented two year ago, is delivering improvements in our safety indicators. Over the past three years, the rate of accidents resulting in injuries has declined over 40% but we still consider that we have room for improvement. Safety is an essential element of our competitive differentiation in the eyes of our customers and the communities where we operate.

TenarisUniversity continues to expand its field of action. Today, it has its own facilities in many Tenaris plants and has created more than 1,600 proprietary courses in its six schools. It provides 1.3 million hours of training annually, accounting for 2.3% of the total number of hours worked. With a mandate to adopt the most advanced training techniques using web-based tools, we became the first company to sign an agreement to become part of the educational institutions that participate in edX, the open, online learning initiative founded by Harvard and MIT.

1 EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Education is a fundamental value for Tenaris, an essential component of an industrial culture that identifies progress with that of the communities where we operate, providing a factor for integration and social mobility. In a program to strengthen technical education in the communities where we operate, we opened the first Roberto Rocca Technical School in Campana. The first intake of 60 students was selected in an open competition and all have scholarships based on their families’ financial situation. This new school will also be responsible for producing content and teaching techniques to strengthen public and private technical education in all the communities where we operate.

In an environment of mixed markets, our operating and financial results for 2013 reflect the underlying strengths of the company and our continuing progress in many areas. We had an EBITDA of $2.8 billion on sales of $10.6 billion and generated $1.6 billion of free cash flow to end the year with a net cash position of $0.9 billion. Earnings per share declined 9% compared to the previous year and we are proposing to maintain the annual dividend at last year’s level.

Looking ahead, we see many opportunities in a dynamic industry environment. We are well positioned to benefit from market developments with energy reform in Mexico, the shale developments in North America and Argentina, the growth in gas drilling in the Middle East and the development of complex deepwater projects worldwide.

In closing, I would like to thank our employees for the commitment and dedication they have shown throughout the year. It is their contribution day after day that makes the difference. I would also like to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.

March 28, 2014

Paolo Rocca

Item 1.

Management Report
CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

●	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

●
References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

●	References in this annual report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

●	“Shares” refers to ordinary shares, par value $1.00, of the Company.

●	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

●	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

●	“billion” refers to one thousand million, or 1,000,000,000.

●	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, and adopted by the European Union, or E.U.
We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011.

Rounding

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

●	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

●	the competitive environment and our ability to price our products and services in accordance with our strategy;

●	trends in the levels of investment in oil and gas exploration and drilling worldwide;

●	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

●	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading Indicators
	2013	2012	2011
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,612	2,676	2,613
Welded	1,049	1,188	1,134
Total	3,661	3,864	3,747

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	2,611	2,806	2,683
Welded	988	1,188	1,073
Total	3,599	3,994	3,756

FINANCIAL INDICATORS (millions of $)
Net sales	10,597	10,834	9,972
Operating income	2,185	2,357	1,845
EBITDA (1)	2,795	2,875	2,399
Net income	1,574	1,702	1,421
Cash flow from operations	2,355	1,860	1,283
Capital expenditures	753	790	863

BALANCE SHEET (millions of $)
Total assets	15,931	15,960	14,864
Total borrowings	931	1,744	931
Net financial debt/ (cash) (2)	(911)	271	(324)
Total liabilities	3,461	4,460	3,691
Shareholders’ equity including non-controlling interests	12,470	11,500	11,173

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	1.31	1.44	1.13
Earnings per ADS	2.63	2.88	2.26
Dividends per share (5)	0.43	0.43	0.38
Dividends per ADS (5)	0.86	0.86	0.76
ADS Stock price at year-end	43.69	41.92	37.18
Number of employees (4)	26,825	26,673	26,980

1.
Defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

2.	Defined as borrowings less cash and cash equivalents and other current investments.

3.	Each ADS represents two shares.

4.	As of December 31.

5.	Proposed or paid in respect of the year.

Information on Tenaris
The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

The Company has no branches. For information on the Company’s subsidiaries, see note 30 “Principal subsidiaries” to our audited consolidated financial statements included in this annual report.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes. Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.
Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

●	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

●	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

●	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)1;

●	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (a controlling interest in August 1999, and the remainder during the second quarter of 2012);

●	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

●	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

●	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

●	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

●	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

●	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities (April 2009);

●	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (November 2011);

1 In 2009, the Venezuelan government nationalized Tavsa and other companies in which we had investments. For more information on the Tavsa nationalization process, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

●
Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

●	a sucker rod business, in Campina, Romania (February 2012).
In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by

●	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

●	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

●	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

●	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (See “History and Development of Tenaris”). In addition, we are currently building a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016, within a budget in a range of $1.5 billion to $1.8 billion.

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations
We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol to build a natural gas-fired combined cycle electric power plant in Mexico¸ expected to be completed in 2016, which would supply Tenaris’s and Ternium’s respective Mexican industrial facilities. For information on the new power plant, see note 27 “Business combinations, other acquisitions and investments- Mexican Power Plant Investment” to our audited consolidated financial statements included in this annual report.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements. For example, in Mexico, since 1994, we supply Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers under just-in-time, or JIT, agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis.

Our Competitive Strengths

We believe our main competitive strengths include:

●
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

●	our ability to develop, design and manufacture technologically advanced products;

●
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

●	our proximity to our customers;

●	our human resources around the world with their diverse knowledge and skills;

●
our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 50 years of operating experience; and

●	our strong financial condition.

Business Segments

Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see accounting policy C “Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome, in which we have a 4% interest. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, expected to start operating in the second quarter of 2014. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

●	proprietary premium joint products including Dopeless® technology;

●	heavy wall deep water line pipe, risers and welding technology;

●	proprietary steels;

●	tubes and components for the car industry and mechanical applications;

●	tubes for boilers;

●	welded pipes for oil and gas and other applications;

●	sucker rods; and

●	coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $106 million for R&D in 2013, compared to $83 million both in 2012 and in 2011.

TENARIS IN NUMBERS

Trend information

Leading indicators

Principal Risks and Uncertainties
We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability and our profitability may be hurt if increases in the cost of raw materials and energy could not be offset by higher selling prices. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economical and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s former President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. In August 2011 and July 2012, respectively, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi and Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations may have an adverse impact on our operations in Japan.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2013 we had $1,807 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($771 million). As of December 31, 2012, an impairment test over our investment in Usiminas was performed and, subsequently, the goodwill of such investment was written down by $74 million. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, in May 2011, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, and we undertook several remediation efforts, including voluntary enhancements to our compliance program. Our obligations under these settlements expired in May, 2013.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy P and notes 23, 24 and 26 of our audited consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the E.U.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

In 2013, worldwide drilling activity declined 3% compared to the level of 2012. In the United States the rig count in 2013 declined by 8% but consumption of OCTG was offset by improved drilling efficiencies. In Canada the rig count declined by 3% in 2013. In the rest of the world, the rig count increased 5% in 2013. During 2013, our sales in the Middle East and Africa reached a record level led by natural gas drilling activity in the Middle East and deepwater projects in sub-Saharan Africa.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In February 2014, the U.S. Department of Commerce, or DOC, imposed preliminary anti-dumping duties on OCTG imports from various countries; however, imports from Korea, which are the largest among the imports under investigation, were not subject to anti-dumping duties. However, the DOC has stated that, in its final determination (July 7, 2014), it will consider additional elements that, in our view, strongly support the case against Korean imports.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.
The costs of steelmaking raw materials and of steel coils and plates were relatively stable in 2013 and overall slightly below the average level for 2012. We expect these costs to remain stable during 2014.

Outlook

With the economic recovery taking hold, demand for energy is increasing and, despite higher supply in North America, oil prices remain at levels which should continue to support investments in exploration and production activity during 2014.

In the United States, for 2014, we expect a similar level of onshore drilling activity and OCTG consumption but activity should increase in the Gulf of Mexico. In South America we expect sales to be affected by continuing project delays in Brazil. In the Middle East and Africa, for 2014 we expect sales to remain at a similar level than in 2013.

Despite the negative impact on our sales in the U.S. market, resulting from the preliminary anti-dumping ruling made by the DOC, and the continuing project delays in Brazil, our overall results for 2014 are expected to be in line with those for 2013, supported by positive developments in the rest of the world.

Results of Operations

	For the year ended December 31,
Millions of U.S. dollars (except number of shares and per share amounts)
	2013	2012
Selected consolidated income statement data

Continuing operations
Net sales	10,597	10,834
Cost of sales	(6,457)	(6,637)
Gross profit	4,140	4,197
Selling, general and administrative expenses	(1,941)	(1,884)
Other operating income (expenses), net	(14)	44
Operating income	2,185	2,357
Interest income	33	33
Interest expense	(70)	(56)
Other financial results	9	(28)
Income before equity in earnings of associated companies and income tax	2,156	2,307
Equity in earnings (losses) of associated companies	46	(63)
Income before income tax	2,202	2,243
Income tax	(628)	(542)
Income for the year (1)	1,574	1,702

Income attributable to (1):
Owners of the parent	1,551	1,699
Non-controlling interests	23	2
Income for the year(1)	1,574	1,702

Depreciation and amortization	(610)	(568)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share	1.31	1.44
Dividends per share(2)	0.43	0.43

(1)
International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Millions of U.S. dollars (except number of shares)	At December 31,
	2013	2012
Selected consolidated financial position data

Current assets	6,925	6,987
Property, plant and equipment, net	4,674	4,435
Other non-current assets	4,332	4,537
Total assets	15,931	15,960

Current liabilities	2,120	2,829
Non-current borrowings	246	532
Deferred tax liabilities	751	729
Other non-current liabilities	344	370
Total liabilities	3,461	4,460

Capital and reserves attributable to the owners of the parent	12,290	11,328
Non-controlling interests	179	172
Total equity	12,470	11,500

Total liabilities and equity	15,931	15,960

Share capital	1,181	1,181
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2013	2012

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(60.9)	(61.3)
Gross profit	39.1	38.7
Selling, general and administrative expenses	(18.3)	(17.4)
Other operating income (expenses), net	(0.1)	0.4
Operating income	20.6	21.8
Interest income	0.3	0.3
Interest expense	(0.7)	(0.5)
Other financial results	0.1	(0.3)
Income before equity in earnings of associated companies and income tax	20.3	21.3
Equity in (losses) earnings of associated companies	0.4	(0.6)
Income before income tax	20.8	20.7
Income tax	(5.9)	(5.0)
Income for the year	14.9	15.7
Income attributable to:
Owners of the parent	14.6	15.7
Non-controlling interests	0.2	0.0

Fiscal Year Ended December 31, 2013, Compared to Fiscal Year Ended December 31, 2012

The following table shows our net sales by business segment for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2013		2012

Tubes	9,812	93%	10,023	93%	(2%)
Others	784	7%	811	7%	(3%)
Total	10,597	100%	10,834	100%	(2%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2013	2012	Increase / (Decrease)

Seamless	2,612	2,676	(2%)
Welded	1,049	1,188	(12%)
Total	3,661	3,864	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2013	2012
Net sales
- North America	4,077	4,954	(18%)
- South America	2,237	2,305	(3%)
- Europe	890	1,042	(15%)
- Middle East & Africa	2,094	1,247	68%
- Far East & Oceania	513	475	8%
Total net sales	9,812	10,023	(2%)
Operating income	2,097	2,252	(7%)
Operating income (% of sales)	21.4%	22.5%

Net sales of tubular products and services decreased 2% to $9,812 million in 2013, compared to $10,023 million in 2012, as a result of a 5% decrease in volumes and a 3% increase in average selling prices, driven by an improvement in the mix of products that offset the impact of lower prices in less differentiated products. In North America, sales decreased due to lower shipments and lower prices for less differentiated products. In South America, sales decreased as sales of line pipe products stopped in the second half of the year. In Europe, sales declined mainly due to lower demand for mechanical products. In the Middle East and Africa, sales increased mainly due to higher shipments of premium OCTG products in the Middle East and for sub Saharan Africa deepwater projects. In the Far East and Oceania, sales increased slightly due to higher shipments of OCTG products in China and Indonesia.

Operating income from tubular products and services, decreased 7% to $2,097 million in 2013, from $2,252 million in 2012. This decrease in operating income was mainly driven by a 2% decrease in sales and a lower operating margin (21.4% in 2013 vs. 22.5% in 2012). Excluding the non-recurring gain of $49 million recorded in 2012 related to a tax lawsuit collected in Brazil, the decline in operating margin is explained by higher depreciation expenses following the finalization of investments that when available for use started to be depreciated.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2013	2012

Net sales	784	811	(3%)
Operating income	88	105	(16%)
Operating income (% of sales)	11.2%	12.9%

Net sales of other products and services decreased 3% to $784 million in 2013, compared to $811 million in 2012, mainly due to lower sales of industrial equipment in Brazil, coiled tubing and pipes for electric conduit in the United States, partially offset by higher sales of sucker rods.

Operating income from other products and services, decreased 16% to $88 million in 2013, from $105 million in 2012, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.3% in 2013 compared to 17.4% in 2012, mainly due to higher selling expenses associated with higher export sales to the Middle East and Africa.

Other operating income and expenses resulted in expenses of $14 million in 2013, compared to income of $44 million in 2012, mainly attributable to a non-recurring gain of $49 million related to a successful tax claim in Brazil in 2012.

Financial results amounted to a loss of $29 million in 2013, compared to a loss of $50 million in 2012. Net interest expenses amounted to $37 million in 2013, compared to $22 million in 2012. The increase in interest expenses was due to a higher proportion of unhedged Argentine peso-denominated debt (with higher interest rates). This was offset by better other financial results, (a gain of $9 million in 2013, compared to a loss of $28 million in 2012), mainly due to the positive impact of the devaluation of the Argentine peso against the U.S. dollar during 2013 (32.7%) on our Argentine peso-denominated debt.

Equity in earnings of associated companies generated a gain of $46 million in 2013, compared to a loss of $63 million in 2012 (the 2012 loss was related to an impairment on our investment in Usiminas). The 2013 gain was mostly derived from our equity investment in Ternium S.A. (NYSE:TX).

Income tax charges totalled $628 million in 2013, equivalent to 29.1% of income before equity in earnings of associated companies and income tax, compared to $542 million in 2012, or 23.5% of income before equity in earnings of associated companies and income tax. During 2013, the tax rate was negatively affected mainly by a new withholding tax on dividends from Argentina and by the effect of the Argentine peso devaluation on the tax base used to calculate deferred taxes.

Net income decreased 7% during the year, to $1,574 million in 2013, compared to $1,701 million in 2012, mainly reflecting lower operating results and higher taxes, partially offset by higher results from associated companies and financial results.

Income attributable to owners of the parent was $1,551 million, or $1.31 per share ($2.63 per ADS), in 2013, compared to $1,699 million, or $1.44 per share ($2.88 per ADS) in 2012.

Income attributable to non-controlling interest was $23 million in 2013, compared to $2 million in 2012. The increase was mostly due to better results at our Japanese subsidiary NKKTubes.

A. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:
Millions of U.S. dollars	For the year ended December 31,
	2013	2012

Net cash provided by operating activities	2,355	1,860
Net cash used in investing activities	(1,287)	(1,484)
Net cash used in financing activities	(1,217)	(426)
Decrease in cash and cash equivalents	(149)	(49)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	773	815
Effect of exchange rate changes	(26)	7
Decrease in cash and cash equivalents	(149)	(49)
Cash and cash equivalents at the end of year (excluding overdrafts)	598	773

Cash and cash equivalents at the end of year (excluding overdrafts)	598	773
Bank overdrafts	16	56
Other investments	1,227	644
Borrowings	(931)	(1,744)
Net cash / (debt)	911	(271)

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2013 we generated $2.4 billion of operating cash flow, our capital expenditures amounted to $753 million and we paid dividends amounting to $508 million. During 2013 we reduced our financial liabilities ($931 million at year end, compared to $1,744 at the beginning) and increased our financial assets ($1,842 million at year end, compared to $1,473 million at the beginning), arriving at the end of the year to a net cash position of $911 million, compared to a net debt position of $271 million at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

At December 31, 2013, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 11.6% of total assets compared to 9.2% at the end of 2012.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2013, U.S. dollar denominated liquid assets represented 76%, of total liquid financial assets compared to 79% at the end of 2012.

Operating activities

Net cash provided by operations during 2013 was $2.4 billion, compared to $1.9 billion during 2012. This 27% increase was mainly attributable to a reduction in working capital needs. During 2013 working capital decreased $189 million, while during 2012 it increased $303 million. The main yearly variations were related to a decline in inventories and trade receivables during 2013 ($288 million and $130 million respectively), compared to an increase in inventories and trade receivables during 2012 ($175 million and $167 million respectively). For more information on cash flow disclosures and changes to working capital, see note 28 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $1.3 billion in 2013, compared to $1.5 billion in 2012. With capital expenditures basically stable, amounting to $753 million in 2013 compared to $790 million in 2012, the reduction was mainly due to the lack of investments in subsidiaries and associated companies during 2013, while in 2012 we invested $511 million, mainly for the acquisition of a participation in Usiminas for a total consideration of $505 million.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $1.2 billion in 2013, compared to $426 million in 2012.

Dividends paid during 2013 amounted to $508 million, compared to $449 million in 2012.

Investments in non-controlling interest amounted to $8 million in 2013, compared to $759 million in 2012, when we acquired the remaining non-controlling interests in Confab.

Net repayments of borrowings (repayments less proceeds) totaled $683 million in 2013, compared to net proceeds from borrowings of $783 million in 2012, when we took borrowings to finance the acquisition of our participation in Usiminas and the remaining non-controlling interests in Confab.

Our total liabilities to total assets ratio was 0.22:1 as of December 31, 2013 compared to 0.28:1 as of December 31, 2012.

Principal Sources of Funding

During 2013, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2013, borrowings decreased by $813 million, to $931 million at December 31, 2013, from $1,744 million at December 31, 2012.

Borrowings consist mainly of bank loans, including syndicated loans. As of December 31, 2013 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 68% of total borrowings. Additionally, unhedged Argentine peso denominated debt represented 26% of total borrowings as of December 31, 2013.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2013 and 2012:
Millions of U.S. dollars	2013	2012

Bank borrowings	913	1,686
Bank overdrafts	16	56
Finance lease liabilities	2	2
Total borrowings	931	1,744

Our weighted average interest rates before tax (considering hedge accounting), amounted to 7.5% at December 31, 2013 and to 2.6% at December 31, 2012. The increase in our weighted average interest rates is explained by an increase in the proportion of unhedged, Argentine peso-denominated debt. This represented 26% of total borrowings as of December 31, 2013 and 3% as of December 31, 2012. Tenaris estimates that the impact of the Argentine peso devaluation on the Argentine peso-denominated debt balance during 2013 represented a 7.05% reduction in its weighted average interest rate before tax. This impact is recorded under net foreign exchange results in Other Financial Results.

The maturity of our financial debt is as follows:
Millions of U.S. dollars At December 31, 2013	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	685	99	92	46	7	2	931
Interests to be accrued	27	7	4	1	-	-	39
Total	711	107	96	47	7	2	970

Our current borrowings to total borrowings ratio increased from 0.69:1 as of December 31, 2012 to 0.74:1 as of December 31, 2013.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.
For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings
Our most significant borrowings as of December 31, 2013 were as follows:
Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2013	Tamsa	Bank loans	420	2014
Mainly 2013	Siderca	Bank loans	217	Mainly 2014
January 2012	Confab	Syndicated	193	January 2017(**)

(**) The main covenants in these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments.

As of December 31, 2013, Tenaris was in compliance with all of the financial and other covenants.

Quantitative and Qualitative Disclosure about Market Risk
The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section 3, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure
The following tables provide a breakdown of our debt instruments at December 31, 2013 and 2012 which included fixed and variable interest rate obligations, detailed by maturity date:
At December 31, 2013	Expected maturity date
	2014	2015	2016	2017	2018	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	16	8	1	1	1	27
Floating rate	-	85	83	45	6	0	219

Current Debt
Fixed rate	616	-	-	-	-	-	616
Floating rate	69	-	-	-	-	-	69
	685	101	91	46	7	1	931

At December 31, 2012	Expected maturity date
	2013	2014	2015	2016	2017	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	8	8	1	1	2	20
Floating rate	-	223	155	83	45	7	512

Current Debt
Fixed rate	758	-	-	-	-	-	758
Floating rate	453	-	-	-	-	-	453
	1,212	231	162	84	46	9	1,744

(1)As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 7.5% at December 31, 2013, compared to 2.6% at December 31, 2012. The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, Argentine peso-denominated debt. This represented 26% of total borrowings as of December 31, 2013, versus 3% as of December 31, 2012. Tenaris estimates that the impact of the Argentine peso devaluation on the Argentine peso-denominated debt balance during 2013 represented a 7.05% reduction on  its weighted average interest rate before tax. This impact is recorded under net foreign exchange results in Other Financial Results.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2013 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 68% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2013, we had variable interest rate debt of $288 million and fixed rate debt of $643 million ($616 million of the fixed rate debt are short-term). This risk is to a great extent mitigated by our investment portfolio.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2013, nor at December 31, 2012.

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2013, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 3%.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2013.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(369)
Euro	U.S. dollar	(138)
U.S. dollar	Brazilian real	(51)

The main relevant exposures as of December 31, 2013 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar, and Euro-denominated liabilities at certain subsidiaries which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The fair value of our foreign currency derivative contracts amounted to $1 million at December 31, 2013 and $4 million at December 31, 2012. For further detail on our foreign currency derivative contracts, please see note 25 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities
Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2013, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a gain of $0.1 million.

Concentration of credit risk
There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2013.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Recent Developments
Annual Dividend Proposal

On February 20, 2014 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

Environmental Regulation
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Related Party Transactions
Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 29 “Related party transactions” to our audited consolidated financial statements, included in this annual report.

Employees
The following table shows the number of persons employed by Tenaris:
At December 31,
2013
Argentina	6.379
Mexico	5.290
United States	3.449
Brazil	3.309
Italy	2.352
Romania	1.637
Canada	1.280
Indonesia	711
Colombia	627
Japan	565
Other Countries	1.226
Total employees	26,825

At December 31, 2012 and December 31, 2011, the number of persons employed by Tenaris was 26,673 and 26,980 respectively.

The number of our employees remained stable during 2013.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Corporate Governance
The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union’s  transparency directive, and the law of May 24, 2011, implementing the European Union’s  directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders’ Meetings; Voting Rights; Election of Directors
Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, a new convening notice must be published at least 17 days prior to the date for which the second-call meeting is being called. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union. (as they currently are), and unless as may otherwise be provided by applicable law, only shareholders holding shares of the Company as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the Shares represented and voted at the meeting. Unless as may otherwise be provided by applicable Luxembourg law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least 50% of the issued share capital is represented at the meeting. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the notification procedures described above. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority votes of the Shares represented at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders’ meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares represented and voted at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements and annual accounts included in this annual report will take place in Luxembourg, on Wednesday May 7, 2014 at 9:30 A.M., Luxembourg time.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meetings and the procedures for attending and voting the meetings, please see the “Notice of the Annual General Meeting of Shareholders” on the Company’s website at www.tenaris.com/investors.

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association, until May 12, 2017, the board of directors is authorized to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

●
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

●
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares present or represented at the meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2013

Roberto Bonatti(1)	Director	President of San Faustin	11	64
Carlos Condorelli	Director	Director of Tenaris and Ternium	7	62
Carlos Franck	Director	President of Santa María	11	63
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	9	74
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	11	65
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	12	61
Jaime Serra Puche	Director	Chairman of SAI Consultores	11	62
Alberto Valsecchi	Director	Director of Tenaris	6	69
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	11	71
Guillermo Vogel	Director	Vice chairman of Tamsa	11	63

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A.. He is also a member of the board of directors of Ternium.  Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.à r.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is a member of the board of directors of Petrobras Energia. He has served as the vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is president of Assolombarda and chairman of the board of the Italian Institute of Technology. He is a member of the Advisory Board of Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of the following listed companies: The Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital. Mr. Vogel is a Mexican citizen.

Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association.

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board  resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:
•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s board of directors has an audit committee consisting of three members. On May 2, 2013, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:
•
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into without prior review by the Company’s audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Senior Management

Our current senior management as of the date of this annual report consists of:
Name	Position	Age at December 31, 2013
Paolo Rocca	Chairman and Chief Executive Officer	61
Edgardo Carlos	Chief Financial Officer	47
Gabriel Casanova	Supply Chain Director	55
Alejandro Lammertyn	Planning Director	48
Carlos Pappier	Chief Process and Information Officer	52
Marco Radnic	Human Resources Director	64
Marcelo Ramos	Technology Director	50
Vincenzo Crapanzano	Industrial Director	61
Germán Curá	North American Area Manager	51
Sergio de la Maza	Central American Area Manager	57
Renato Catallini	Brazilian Area Manager	47
Javier Martínez Alvarez	Southern Cone Area Manager	47
Gabriel Podskubka	Eastern Hemisphere Area Manager	40
Luca Zanotti	European Area Manager	46

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos.  Mr. Carlos currently serves as our chief financial officer, a position that he assumed on July 1, 2013. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration & financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987.  In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn.  Mr. Lammertyn currently serves as our planning director, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Carlos Pappier.  Mr. Pappier currently serves as our chief process and information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

Marco Radnic.  Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held various positions in the technical departments of Siderca and other companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos.  Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as quality director and managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. Mr. Crapanzano is an Italian citizen.

Germán Curá.  Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.

Sergio de la Maza.  Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Renato Catallini.  Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Gabriel Podskubka.  Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for 4 years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

Luca Zanotti.  Mr. Zanotti currently serves as our European area manager, a position he assumed in April 2011. He joined Tenaris in 2002 as planning and administration director in Exiros, the supply management area. He was later appointed raw materials director and in July 2007 became managing director of Exiros, a position he held until June 2010. In July 2010 he became the senior assistant to the European area manager. Before joining Tenaris, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2013 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2013, 2012 and 2011, the cash compensation of directors and senior managers amounted to $27.1 million, $24.1 million and $25.7 million respectively. In addition, directors and senior managers received 534, 542 and 555 thousand units for a total amount of $5.6 million, $5.2 million and $4.9 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits –Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.  As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.  Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2013, appointed by the shareholders’ meeting held on May 2, 2013, was PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Fees Paid to the Company’s Independent Auditor
In 2013, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2013 are detailed below.

For the year ended December 31,
Thousands of U.S. dollars	2013

Audit Fees	5,723
Audit-Related Fees	143
Tax Fees	117
All Other Fees	51
Total	6,034

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Fees paid for the support in the development of training courses.

Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of February 28, 2014, was 1,397,103, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Gabriel Podskubka	3,946
Carlos Pappier	500
Total	1,397,103

Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Directors and senior management as a group	1,397,103	0.12%
Public	406,350,140	34.42%
Total	1,180,536,830	100.00%

(1)
San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)
 On April 27, 2011, Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed Tenaris, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it is deemed to be the beneficial owner of 59,184,400 ordinary shares of Tenaris, par value U.S.$ 1.00 per share, representing 5.01% of Tenaris's issued and outstanding capital and votes.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2013. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors until May 12, 2017, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

●
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

●
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company’s shares.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company’s outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of the Company’s outstanding shares, while the remaining 39.43% are publicly traded. The Company’s shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of the Company’s outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. See “Corporate Governance – Board of Directors”.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management Certification
We confirm, to the best of our knowledge, that:

1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report, which has been combined with the management report for Tenaris S.A., included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
March 28, 2014

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos
March 28, 2014
PART X Financial Information

Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of December 31, 2013, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers, Société coopérative                                                                                                                                                                                                                                                                                    Luxembourg, 28 March, 2014
Represented by

Fabrice Goffin

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31
	Notes	2013	2012	2011
Continuing operations			Revised
Net sales	1	10,596,781	10,834,030	9,972,478
Cost of sales	2	(6,456,786)	(6,637,293)	(6,273,407)
Gross profit		4,139,995	4,196,737	3,699,071
Selling, general and administrative expenses	3	(1,941,213)	(1,883,789)	(1,859,240)
Other operating income	5	14,305	71,380	11,541
Other operating expenses	5	(28,257)	(27,721)	(6,491)
Operating income		2,184,830	2,356,607	1,844,881
Interest income	6	33,094	33,459	30,840
Interest expense	6	(70,450)	(55,507)	(52,407)
Other financial results	6	8,677	(28,056)	11,268
Income before equity in earnings of associated companies and income tax		2,156,151	2,306,503	1,834,582
Equity in earnings (losses) of associated companies	7	46,098	(63,206)	61,992
Income before income tax		2,202,249	2,243,297	1,896,574
Income tax	8	(627,877)	(541,558)	(475,370)
Income for the year		1,574,372	1,701,739	1,421,204
Attributable to:
Owners of the parent		1,551,394	1,699,375	1,331,640
Non-controlling interests		22,978	2,364	89,564
		1,574,372	1,701,739	1,421,204
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.31	1.44	1.13
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		2.63	2.88	2.26
(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(all amounts in thousands of U.S. dollars)
	Year ended December 31
	2013	2012	2011
		Revised
Income for the year	1,574,372	1,701,739	1,421,204

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations, net of taxes	13,449	(9,728)	(19,781)
	13,449	(9,728)	(19,781)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(1,941)	(4,547)	(325,792)
Changes in the fair value of derivatives held as cash flow hedges and others	2,941	5,631	983
Share of other comprehensive income of associates:
- Currency translation adjustment	(87,666)	(108,480)	(42,684)
- Changes in the fair value of derivatives held as cash flow hedges and others	2,682	951	(155)
Income tax relating to components of other comprehensive income (*)	478	(618)	(2,231)
	(83,506)	(107,063)	(369,879)
Other comprehensive loss for the year, net of tax	(70,057)	(116,791)	(389,660)
Total comprehensive income for the year	1,504,315	1,584,948	1,031,544
Attributable to:
Owners of the parent	1,480,572	1,588,447	991,616
Non-controlling interests	23,743	(3,499)	39,928
	1,504,315	1,584,948	1,031,544
 (*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2013		At December 31, 2012
	Notes			Revised
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,673,767		4,434,970
Intangible assets, net	11	3,067,236		3,199,916
Investments in associated companies	12	912,758		977,011
Other investments	13	2,498		2,603
Deferred tax assets	21	197,159		215,867
Receivables	14	152,080	9,005,498	142,060	8,972,427
Current assets
Inventories	15	2,702,647		2,985,805
Receivables and prepayments	16	220,224		260,532
Current tax assets	17	156,191		175,562
Trade receivables	18	1,982,979		2,070,778
Available for sale assets	31	21,572		21,572
Other investments	19	1,227,330		644,409
Cash and cash equivalents	19	614,529	6,925,472	828,458	6,987,116
Total assets			15,930,970		15,959,543
EQUITY
Capital and reserves attributable to owners of the parent			12,290,420		11,328,031
Non-controlling interests			179,446		171,561
Total equity			12,469,866		11,499,592
LIABILITIES
Non-current liabilities
Borrowings	20	246,218		532,407
Deferred tax liabilities	21	751,105		728,541
Other liabilities	22 (i)	277,257		302,444
Provisions	23 (ii)	66,795	1,341,375	67,185	1,630,577
Current liabilities
Borrowings	20	684,717		1,211,785
Current tax liabilities	17	266,760		254,603
Other liabilities	22 (ii)	250,997		318,828
Provisions	24 (ii)	25,715		26,958
Customer advances		56,911		134,010
Trade payables		834,629	2,119,729	883,190	2,829,374
Total liabilities			3,461,104		4,459,951
Total equity and liabilities			15,930,970		15,959,543

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non- controlling interests	Total

Balance at December 31, 2012, revised (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of associates	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(*) See section II.A. for changes in presentation due to the application of IAS19R.

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non- controlling interests	Total

Balance at December 31, 2011, revised (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	-	-	-	-	-	1,699,375	1,699,375	2,364	1,701,739
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R					(9,664)		(9,664)	(64)	(9,728)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of associates	-	-	-	(108,480)	870	-	(107,610)	81	(107,529)
Other comprehensive loss for the year	-	-	-	(106,059)	(4,869)	-	(110,928)	(5,863)	(116,791)
Total comprehensive income for the year	-	-	-	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948
Acquisition and increase of non-controlling interests (**)	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non- controlling interests	Total

Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580
Effect of adopting IAS 19R	-	-	-	-	(30,618)	-	(30,618)	-	(30,618)
Balance at December 31, 2010, revised	1,180,537	118,054	609,733	108,419	(14,809)	7,869,807	9,871,741	648,221	10,519,962

Income for the year	-	-	-	-	-	1,331,640	1,331,640	89,564	1,421,204
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Effect of adopting IAS 19R					(19,096)		(19,096)	(685)	(19,781)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(42,684)	(155)	-	(42,839)	-	(42,839)
Other comprehensive loss for the year	-	-	-	(319,191)	(20,833)	-	(340,024)	(49,636)	(389,660)
Total comprehensive income for the year	-	-	-	(319,191)	(20,833)	1,331,640	991,616	39,928	1,031,544
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736
(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(*) See section II.A. for changes in presentation due to the application of IAS19R.

(**) See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31
	Notes	2013	2012	2011
Cash flows from operating activities			Revised
Income for the year		1,574,372	1,701,739	1,421,204
Adjustments for:
Depreciation and amortization	10 & 11	610,054	567,654	554,345
Income tax accruals less payments	28(ii)	125,416	(160,951)	120,904
Equity in (earnings) losses of associated companies	7	(46,098)	63,206	(61,992)
Interest accruals less payments, net	28(iii)	(29,723)	(25,305)	(24,880)
Changes in provisions		(1,800)	(12,437)	(2,443)
Changes in working capital	28(i)	188,780	(303,012)	(649,640)
Other, including currency translation adjustment		(65,883)	29,519	(74,194)
Net cash provided by operating activities		2,355,118	1,860,413	1,283,304

Cash flows from investing activities
Capital expenditures	10 & 11	(753,498)	(789,731)	(862,658)
Acquisition of subsidiaries and associated companies	27	-	(510,825)	(9,418)
Proceeds from disposal of property, plant and equipment and intangible assets		33,186	8,012	6,431
Increase due to sale of associated company	12	-	3,140	-
Dividends received from associated companies	12	16,334	18,708	17,229
Changes in investments in short terms securities		(582,921)	(213,633)	245,448
Net cash used in investing activities		(1,286,899)	(1,484,329)	(602,968)

Cash flows from financing activities
Dividends paid	9	(507,631)	(448,604)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(18,642)	(905)	(22,695)
Acquisitions of non-controlling interests	27	(7,768)	(758,583)	(16,606)
Proceeds from borrowings (*)		2,460,409	2,054,090	726,189
Repayments of borrowings (*)		(3,143,241)	(1,271,537)	(953,413)
Net cash used in financing activities		(1,216,873)	(425,539)	(667,908)

(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428
Movement in cash and cash equivalents
At the beginning of the year		772,656	815,032	820,165
Effect of exchange rate changes		(25,857)	7,079	(17,561)
(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428
At December 31,	28(iv)	598,145	772,656	815,032

		At December 31,
Cash and cash equivalents		2013	2012	2011
Cash and bank deposits	19	614,529	828,458	823,743
Bank overdrafts	20	(16,384)	(55,802)	(8,711)
		598,145	772,656	815,032

(*) For 2013, these figures include approximately $2,160 million related to the renewal of short-term local facilities carried out during the year.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Provisions	18	Trade receivables
Q	Trade payables	19	Other investments and Cash and cash equivalents
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations, other acquisitions and investments
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Related party transactions
A	Financial Risk Factors	30	Principal subsidiaries
B	Financial instruments by category	31	Nationalization of Venezuelan Subsidiaries
C	Fair value hierarchy	32	Fees paid to the Company's principal accountant
D	Fair value estimation	33	Subsequent event
E	Accounting for derivative financial instruments and hedging activities

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 20, 2014.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at  fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively. As of December 31, 2010, the effect of these changes was a decrease of total equity of $30.6 million ($36.1 million in other long term liabilities net of a deferred income tax of $10.9 million and $5.4 million related to the adoption of IAS 19 in associated companies).

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2013 and relevant for Tenaris

IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Statement of Other Comprehensive Income.

A           Basis of presentation (Cont.)

(1)	New and amended standards effective in 2013 and relevant for Tenaris(Cont.)

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated  in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from past experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in the income statement.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations. Until December 31, 2012, Tenaris’ investment in Exiros B.V.(“Exiros”) was presented as an investment in associated companies. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company applied the provisions of IFRS 11 and began to recognize Exiros’s assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures. See section IIIC and D.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

B           Group accounting (Cont.)

(2)         Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2013, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;
▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2013, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates”), see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2013, 2012 and 2011, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2013 no impairment provision was recorded. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas. See Note 27.

C           Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;

▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;

▪	The sales of energy and surplus raw materials are considered as lower cost of goods sold, while under IFRS are considered as revenues.

▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographic location of the assets.

D           Foreign currency translation

(1)         Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Except from the Brazilian and Italian subsidiaries whose functional currencies are their local currencies,  Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

D           Foreign currency translation (Cont.)

(1)         Functional and presentation currency (Cont.)

Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency.

▪	Significant level of integration of the local operations within Tenaris’s international global distribution network.

▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

 (2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

 (3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

E           Property, plant and equipment (Cont.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2013.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

 F           Intangible assets (Cont.)

(3)          Licenses, patents, trademarks and proprietary technology (Cont.)

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2013 and 2012. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

 (4)          Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2013, 2012 and 2011 totaled $105.6 million, $83.0 million and $83.1 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

G           Impairment of non financial assets (Cont.)

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

In 2013 and 2012, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain fixed income financial instruments purchased by the Company since October 1, 2013 have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Financial Results in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” and their results are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

 I           Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2013, 2012 and 2011 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

N           Current and Deferred income tax (Cont.)

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of December 31, 2013, the Company recorded an income tax provision of $39.9 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries.

O           Employee benefits

(1)         Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

O           Employee benefits (Cont.)

(1)          Post employment benefits (Cont.)

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary.  As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Defined benefit employees’ retirement plan for certain Tenaris’s officers designed to provide post-retirement and other benefits. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Funded retirement benefit plan held in the US to employees hired prior a certain date that considers the final average pay for retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date  based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

(2) Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’ shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to $82.4 million and $68.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2013 and 2012, is $88.6 million and $71.9 million, respectively.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 2.2% and 1.3% as of December 31, 2013, 2012 and 2011, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:
▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries):  The revenue recognition of the contracts follows the IAS 11 guidance, that means ,when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T    Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U    Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

▪
Available for sale assets: comprise certain fixed income financial instruments purchased by the Company since October 1, 2013 that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 31).

▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2013.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2013, in comparison with 0.13 as of December 31, 2012. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2013 and 2012:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2013	2012
Argentine Peso / U.S. Dollar	(368,985)	(168,816)
Euro / U.S. Dollar	(137,599)	(117,370)
U.S. Dollar / Brazilian Real	(51,321)	(27,269)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2013 and 2012 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $1.7 million as of December 31, 2013 and 2012, respectively.

▪	Euro / U.S. dollar

As of December 31, 2013 and 2012, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.4 million and $1.2 million as of December 31, 2013 and 2012, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2013 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.7 million (including a gain / loss of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.8 million. For balances held as of December 31, 2012, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.9 million.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2013		2012
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	643,005	69%	778,774	45%
Variable rate	287,930	31%	965,418	55%
Total (*)	930,935		1,744,192

(*)As of December 31, 2013 approximately 65% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 30% of the total outstanding debt balance as of December 31, 2012.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2013 and $10.9 million in 2012.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $3.7 million in 2013 and $5.7 million in 2012, partially offsetting the net losses to Tenaris’s borrowing costs.

A. Financial Risk Factors (Cont.)

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2013 and 2012 trade receivables amount to $1,983.0 million and $2,070.8 million respectively. Trade receivables have guarantees under credit insurance of $537.5 million and $539.3 million, letter of credit and other bank guarantees of $36.5 million and $100.3 million, and other guarantees of $55 million and $11.8  million as of December 31, 2013 and 2012 respectively.

As of December 31, 2013 and 2012 past due trade receivables amounted to $431.0 million and $392.8 million, respectively. Out of those amounts $147.9 million and $103.4 million are guaranteed trade receivables while $51.2 million and $29.1 million are included in the allowance for doubtful accounts.  Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 98.1% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2013, in comparison with approximately 88.7% as of December 31, 2012.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2013, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 11.6 % of total assets at the end of 2013 compared to 9.2% at the end of 2012.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties compared to 2.1 million at the end of 2012.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2013 and 2012, U.S. dollar denominated liquid assets represented approximately 76% and 79% of total liquid financial assets respectively.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	-	-	9,273
Trade receivables	-	1,982,979	-	1,982,979
Other receivables	-	105,950	-	105,950
Available for sale assets (See note 31)	-	-	21,572	21,572
Other investments	1,184,448	-	45,380	1,229,828
Cash and cash equivalents	614,529	-	-	614,529
Total	1,808,250	2,088,929	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	930,935	930,935
Derivative financial instruments	8,268	-	8,268
Trade and other payables (*)	-	869,933	869,933
Total	8,268	1,800,868	1,809,136
December 31, 2012	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	17,852	-	-	17,852
Trade receivables	-	2,070,778	-	2,070,778
Other receivables	-	157,614	-	157,614
Available for sale assets	-	-	21,572	21,572
Other investments	647,012	-	-	647,012
Cash and cash equivalents	828,458	-	-	828,458
Total	1,493,322	2,228,392	21,572	3,743,286
December 31, 2012	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	1,744,192	1,744,192
Derivative financial instruments	14,031	-	14,031
Trade and other payables (*)	-	926,764	926,764
Total	14,031	2,670,956	2,684,987

(*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2013 and 2012.

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	-	-	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	-	9,273	-	9,273
Available for sale assets (*)	-	-	21,572	21,572
Total	1,480,911	370,221	24,070	1,875,202
Liabilities
Derivatives financial instruments	-	8,268	-	8,268
Total	-	8,268	-	8,268

December 31, 2012	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	828,458	-	-	828,458
Other investments	451,152	193,257	2,603	647,012
Derivatives financial instruments	-	17,852	-	17,852
Available for sale assets (*)	-	-	21,572	21,572
Total	1,279,610	211,109	24,175	1,514,894
Liabilities
Derivatives financial instruments	-	14,031	-	14,031
Total	-	14,031	-	14,031

(*) For further detail regarding Available for sale assets, see Note 31.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2013	2012
	Assets / Liabilities
At the beginning of the period	24,175	24,550
Loss for the year	-	(435)

Currency translation adjustment and others	(105)	60
At the end of the year	24,070	24,175

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.2% of its carrying amount including interests accrued in 2013 as compared with 101.1%  in 2012. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.3% in the fair value of borrowings as of December 31, 2013 and 0.1% in 2012. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2013 and 2012, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $0.1 million credit and $2.9 million debit (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total

Management View - Net Sales	9,812,295	752,796	10,565,091
· Sales of energy, surplus raw materials and others	-	31,690	31,690
IFRS - Net Sales	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of associated companies and income tax			2,156,151
Equity in earnings of associated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total

Management View - Net Sales	10,022,501	741,074	10,763,575
· Sales of energy, surplus raw materials and others	822	69,633	70,455
IFRS - Net Sales	10,023,323	810,707	10,834,030

Management View - Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of associated companies and income tax			2,306,503
Equity in losses of associated companies			(63,206)
Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011	Tubes	Other	Total
IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)
Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,992
Income before income tax			1,896,574

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $276,388, $345,285 and $266,806 in 2013, 2012 and 2011, respectively.

Net income under Management view amounted to $ 1,495.5 million, while under IFRS amounted to $ 1,574.4 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in associated companies.

1           Segment information (Cont.)

Geographical information
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948		10,596,781
Total assets	8,130,799	3,150,000	2,561,557	562,206	592,065	934,343	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550		1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140		4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222		753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440		610,054

Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658
Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates and; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2013, 2012 and 2011 (see Note 12 and 31).

2           Cost of sales
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Inventories at the beginning of the year	2,985,805	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	3,749,921	4,330,547	4,409,698
Increase in inventory due to business combinations	-	1,486	10,688
Services and fees	422,142	433,944	368,910
Labor cost	1,199,351	1,256,041	1,177,067
Depreciation of property, plant and equipment	368,507	333,466	312,601
Amortization of intangible assets	8,263	7,091	6,561
Maintenance expenses	202,338	260,274	220,240
Allowance for obsolescence	70,970	49,907	11,067
Taxes	4,956	6,793	4,958
Other	147,180	137,140	97,642
	6,173,628	6,816,689	6,619,432

Less: Inventories at the end of the year	(2,702,647)	(2,985,805)	(2,806,409)
	6,456,786	6,637,293	6,273,407

3           Selling, general and administrative expenses
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Services and fees	177,996	213,073	218,991
Labor cost	575,588	570,950	533,219
Depreciation of property, plant and equipment	19,132	15,023	12,400
Amortization of intangible assets	214,152	212,074	222,783
Commissions, freight and other selling expenses	600,239	550,611	545,228
Provisions for contingencies	31,429	21,163	35,847
Allowances for doubtful accounts	23,236	3,840	7,749
Taxes	170,659	170,582	148,912
Other	128,782	126,473	134,111
	1,941,213	1,883,789	1,859,240

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Wages, salaries and social security costs	1,714,471	1,772,399	1,666,176
Employees' service rescission indenmnity (including those classified as defined contribution plans)	10,978	13,939	14,923
Pension benefits - defined benefit plans	32,112	20,808	10,300

Employee retention and long term incentive program	17,378	19,845	18,887
	1,774,939	1,826,991	1,710,286

At the year-end, the number of employees was 26,825 in 2013, 26,673 in 2012 and 26,980 in 2011.

5           Other operating items

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	148	49,495	695
Net income from other sales	10,663	12,314	5,510
Net rents	3,494	2,988	2,487
Other	-	6,583	2,849
	14,305	71,380	11,541

Other operating expenses
Contributions to welfare projects and non-profits organizations	21,147	22,226	4,341
Provisions for legal claims and contingencies	(2)	(668)	1,411
Loss on fixed assets and material supplies disposed / scrapped	39	227	48

Allowance for doubtful receivables	1,708	5,936	691
Other	5,365	-	-
	28,257	27,721	6,491

(*) In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31
	2013	2012	2011

Interest income	33,094	33,459	30,840
Interest expense	(70,450)	(55,507)	(52,407)
Interest net	(37,356)	(22,048)	(21,567)

Net foreign exchange transaction results	37,179	(10,929)	65,365
Foreign exchange derivatives contracts results	4,414	(3,194)	(49,349)
Other	(32,916)	(13,933)	(4,748)
Other financial results	8,677	(28,056)	11,268
Net financial results	(28,679)	(50,104)	(10,299)

7           Equity in earnings (losses) of associated companies

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

From associated companies	46,098	4,545	61,992
Gain on sale of associated companies and others	-	5,899	-
Impairment loss on associated companies (see Note 27)	-	(73,650)	-
	46,098	(63,206)	61,992

8           Income tax

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Current tax	594,179	636,624	573,769
Deferred tax	33,698	(95,066)	(98,399)
	627,877	541,558	475,370

8           Income tax (Cont.)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
Income before income tax	2,202,249	2,243,297	1,896,574

Tax calculated at the tax rate in each country	465,029	456,530	418,358
Non taxable income / Non deductible expenses	72,768	80,527	43,265
Changes in the tax rates	8,287	4,707	(7,736)
Effect of currency translation on tax base (*)	92,695	5,214	25,000
Utilization of previously unrecognized tax losses	(10,902)	(5,420)	(3,517)
Tax charge	627,877	541,558	475,370

(*)
Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Dividends distribution

On November 6, 2013, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 21, 2013, with an ex-dividend date of November 18, 2013.

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

10           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	-	(6,783)	(63,300)
Increase due to the consolidation of joint operations	-	-	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)

Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	-	458	18,521
Depreciation charge	43,469	317,242	25,678	-	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	-	(3,187)	8
Increase due to the consolidation of joint operations	-	-	392	-	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	-	(103)	(31,082)
Accumulated at the end of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	-	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543
Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	-	247	(3,269)
Depreciation charge	39,082	282,375	25,702	-	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	-	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	-	(11)	(58,414)
Accumulated at the end of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Property, plant and equipment include capitalized interests for net amounts at December 31, 2013 and 2012 of $3,782  and $4,038 (there were no capitalized interests during the years 2013 and 2012)), respectively.

11           Intangible assets, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	-	(1,281)
Additions	85,974	655	-	-	86,629
Transfers / Reclassifications	5,820	(1,249)	-	-	4,571

Disposals	(468)	(419)	(252)	-	(1,139)
Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	-	-	-	(779)
Amortization charge	31,104	30,237	-	161,074	222,415
Disposals	(171)	-	-	-	(171)
Transfers / Reclassifications	1,231	(1,236)	-	-	(5)
Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269
At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	-	(1,282)
Additions	42,762	41	-	-	42,803
Transfers / Reclassifications	874	(1,558)	-	-	(684)
Increase due to business combinations	11	-	1,117	-	1,128
Disposals	(83)	-	-	-	(83)
Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	-	-	(1,069)
Amortization charge	27,808	30,284	-	161,073	219,165
Disposals	(103)	-	-	-	(103)
Transfers / Reclassifications	82	(179)	-	-	(97)
Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809
At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

(*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2013 was $1,614.5 million for North America, $189.4 million for South America  $2.2 million for Europe, and $0.7 million for Middle East & Africa.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2013, was as follows:

As of December 31, 2013	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	2.9	-	2.9
Total	767.3	919.9	115.6	4.0	1,806.8

Impairment tests

In 2013 and 2012, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2013 and 2012 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2013, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.
The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2013, the discount rates used were in a range between 10% and 13%.

11           Intangible assets, net (Cont.)
From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $106 million as of December 31, 2013. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.2%, a fall in growth rate to 1.3% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2013, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31
	2013	2012

At the beginning of the year	977,011	664,997
Translation differences	(87,666)	(108,480)
Equity in earnings of associated companies	46,098	10,444
Impairment loss in associated companies	-	(73,650)
Dividends and distributions received	(16,334)	(18,708)

Acquisitions	-	504,597
Sale of associated company	(9,033)	(3,140)
Increase in equity reserves	2,682	951
At the end of the period	912,758	977,011

The principal associated companies are:
		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2013		2012		2013	2012
Ternium S.A.	Luxembourg	11.46	% (*)	11.46	% (*)	602,303	605,714
Usiminas S.A.	Brazil	2.5% - 5%		2.5% - 5%		298,459	346,941
Others	-	-		-		11,996	24,356
						912,758	977,011

(*) Including treasury shares.

Ternium, is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, the southern of United States and Guatemala and it is one of Tenaris´s main suppliers of round steel bars and flat steel products for its pipes business.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

12           Investments in associated companies (Cont)

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	2013			2012
	Usiminas S.A.	Ternium S.A.	Total	Usiminas S.A.	Ternium S.A.	Total
Non-current assets	9,347,605	7,153,162	16,500,767	10,762,700	7,211,371	17,974,071
Current assets	4,038,373	3,219,462	7,257,835	5,275,579	3,655,628	8,931,207
Total assets	13,385,978	10,372,624	23,758,602	16,038,279	10,866,999	26,905,278
Non-current liabilities	3,174,490	2,185,421	5,359,911	4,334,830	2,306,640	6,641,470
Current liabilities	2,171,729	1,849,159	4,020,888	2,643,954	2,125,446	4,769,400
Total liabilities	5,346,219	4,034,580	9,380,799	6,978,784	4,432,086	11,410,870
Non-controlling interests	905,847	998,009	1,903,856	932,050	1,065,730	1,997,780
Revenues	5,970,626	8,530,012	14,500,638	6,502,352	8,608,054	15,110,406
Gross profit	676,960	1,929,720	2,606,680	340,380	1,741,675	2,082,055

Net (loss) income for the year attributable to owners of the parent	(74,459)	455,425	380,966	(319,116)	142,043	(177,073)

13Other investments – non current

	Year ended December 31
	2013	2012

Investments in other companies	2,294	2,293
Others	204	310
	2,498	2,603

14Receivables – non current

	Year ended December 31
	2013	2012

Government entities	2,232	2,962
Employee advances and loans	12,841	12,583
Tax credits	18,396	22,352
Receivables from related parties	20,716	19,349
Legal deposits	23,589	24,312
Advances to suppliers and other advances	44,986	22,752
Others	32,299	40,745
	155,059	145,055
Allowances for doubtful accounts (see Note 23 (i))	(2,979)	(2,995)
	152,080	142,060

15Inventories

	Year ended December 31
	2013	2012

Finished godos	1,024,571	1,024,746
Goods in process	650,567	757,185
Raw materials	363,611	473,278
Supplies	572,167	524,539
Goods in transit	320,496	391,225
	2,931,412	3,170,973
Allowance for obsolescence (see Note 24 (i))	(228,765)	(185,168)
	2,702,647	2,985,805

16           Receivables and prepayments

	Year ended December 31
	2013	2012

Prepaid expenses and other receivables	57,410	49,456
Government entities	3,948	6,600
Employee advances and loans	15,356	13,421
Advances to suppliers and other advances	70,412	65,843
Government tax refunds on exports	25,502	30,206
Receivables from related parties	11,313	42,361
Derivative financial instruments	9,273	17,852
Miscellaneous	36,406	45,309
	229,620	271,048
Allowance for other doubtful accounts (see Note 24 (i))	(9,396)	(10,516)
	220,224	260,532

17           Current tax assets and liabilities

	Year ended December 31
	2013	2012
Current tax assets
V.A.T. credits	69,926	97,173
Prepaid taxes	86,265	78,389
	156,191	175,562

	Year ended December 31,
Current tax liabilities	2013	2012
Income tax liabilities	149,154	129,419
V.A.T. liabilities	39,984	27,394
Other taxes	77,622	97,790
	266,760	254,603

18           Trade receivables

	Year ended December 31
	2013	2012

Current accounts	2,005,209	2,077,117
Receivables from related parties	28,924	22,804
	2,034,133	2,099,921
Allowance for doubtful accounts (see Note 24 (i))	(51,154)	(29,143)
	1,982,979	2,070,778

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2013
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809
Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	-	(64)	(51,090)
Net Value	1,982,979	1,603,157	357,569	22,253

At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199
Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	-	(1,138)	(28,005)
Net Value	2,070,778	1,707,144	356,502	7,132

19           Other investments and Cash and cash equivalents

	Year ended December 31
	2013	2012
Other investments
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	639,538	333,658
Bonds and other fixed Income	513,075	307,711
Equity & Fund Investments	74,717	3,040
	1,227,330	644,409
Cash and cash equivalents
Cash at banks	123,162	285,395
Liquidity funds	95,042	301,663
Short – term investments	396,325	241,400
	614,529	828,458

20           Borrowings

	Year ended December 31,
	2013	2012
Non-current
Bank borrowings	247,056	536,134
Finance lease liabilities	1,471	1,547
Costs of issue of debt	(2,309)	(5,274)
	246,218	532,407
Current
Bank borrowings and other loans including related companies	668,132	1,157,983
Bank overdrafts	16,384	55,802
Finance lease liabilities	575	630
Costs of issue of debt	(374)	(2,630)
	684,717	1,211,785

Total Borrowings	930,935	1,744,192

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889
Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935

Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974
Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015
Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492
Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont)

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2013	Tamsa	Bank loans	420	2014
Mainly 2013	Siderca	Bank loans	217	Mainly 2014
January 2012	Confab	Syndicated	193	January 2017(**)

 (**) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments.

As of December 31, 2013, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2013 and 2012 (considering hedge accounting where applicable).
	2013 (*)	2012
Total borrowings	7.50%	2.60%

(*) The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, ARS-denominated debt. This represented 25.9 % of total borrowings as of December 31, 2013 and 3.4% as of December 31, 2012. Tenaris estimates that the impact of ARS depreciation on the ARS-denominated debt balance during 2013 has been equivalent to a reduction of 7.05% to its weighted average interest rate before tax. This impact is posted under net foreign exchange results in Other Financial Results.

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	218,134	510,892
ARS	Fixed	20,778	13,491
Others	Variable	1,347	1,206
Others	Fixed	5,959	6,818

Total non current borrowings		246,218	532,407

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	24,823	240,894
USD	Fixed	25,019	104,845
EURO	Variable	38,279	179,549
EURO	Fixed	8,432	65,107
MXN	Fixed	366,380	339,683
ARS	Fixed	215,429	239,446
ARS	Variable	4,394	32,650
Others	Variable	953	227
Others	Fixed	1,008	9,384
Total current borrowings		684,717	1,211,785

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	-	(223)	(1,926)

Charged directly to Other Comprehensive Income	-	-	11,441	11,441

Income statement charge	26,427	6,257	6,564	39,248
At December 31, 2013	360,208	21,526	548,219	929,953

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	354,053	25,739	578,307	958,099
Translation differences	541	-	(239)	302
Increase due to business combinations	636	-	-	636
Charged directly to Other Comprehensive Income	-	-	(1,429)	(1,429)
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)
At December 31, 2012	335,484	15,269	530,437	881,190

(*) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	-	(843)	6,572
Increase due to consolidation of joint operations	(17)	-	-	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	-	-	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)
At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	-	(199)	2,749
Increase due to business combinations	(45)	(189)	-	-	(234)
Charged directly to Other Comprehensive Income	-	-	-	(1,668)	(1,668)
Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598
At December 31, 2012	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)

21           Deferred income tax (Cont)

Deferred tax liabilities (Cont)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2013	2012

Deferred tax assets to be recovered after 12 months	(119,488)	(111,616)
Deferred tax liabilities to be recovered after 12 months	877,524	867,181

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2013	2012

Deferred tax assets	(197,159)	(215,867)
Deferred tax liabilities	751,105	728,541
	553,946	512,674

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2013	2012

At the beginning of the year	512,674	575,138
Translation differences	4,646	3,051
Charged directly to Other Comprehensive Income	4,387	(3,097)
Income statement credit	33,698	(62,820)
Increase due to business combinations	-	402
Increase due to consolidation of joint operations	(1,459)	-
At the end of the period	553,946	512,674

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31
	2013	2012
Post-employment benefits	169,215	184,323
Other-long term benefits	82,439	68,771
Taxes Payable	-	2,065
Miscellaneous	25,603	47,285
	277,257	302,444

22           Other liabilities (Cont)

(i)           Other liabilities – Non current

Post-employment benefits

▪	Unfunded

	Year ended December 31
	2013	2012
Values at the beginning of the period	131,475	120,484
Current service cost	18,373	12,348
Interest cost	7,220	3,709
Curtailments and settlements	1,212	-
Remeasurements (*)	(3,403)	2,140
Translation differences	(1,561)	(1,143)
Increase due to business combinations	-	1,189
Benefits paid from the plan	(15,299)	(9,342)
Other	(1,086)	2,090
At the end of the year	136,931	131,475

(*) For 2013, loss of $3.0 million attributable to demographic assumptions and a gain of $6.4 million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	3% - 7%	3% - 7%
Rate of compensation increase	3% - 7%	2% - 5%

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $5.5 million and $6.2 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $4.5 million and $4.1 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2103	2012
Present value of funded obligations	177,433	191,154
Fair value of plan assets	(145,777)	(140,550)
(Assets) / Liability (*)	31,656	50,604

(*) In 2013 and 2012, $0.6 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	191,154	172,116
Translation differences	(3,208)	(62)
Current service cost	430	5,148
Interest cost	7,366	7,921
Remeasurements (*)	(7,174)	14,211
Benefits paid	(11,135)	(9,636)
Other	-	1,456
At the end of the year	177,433	191,154

(*) For 2013, loss of  $7.5 million attributable to demographic assumptions and a gain of  $14.7 million attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	(140,550)	(134,581)
Expected return on plan assets	(2,489)	(8,318)
Remeasurements	(7,737)	(2,908)
Translation differences	1,632	1,588
Contributions paid to the plan	(7,821)	(5,972)
Benefits paid from the plan	11,135	9,636
Other	53	5
At the end of the year	(145,777)	(140,550)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2013	2012
Equity instruments	47.5%	40.0%
Debt instruments	52.5%	43.0%
Others	-	17.0%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	3% - 4%	3% - 4%

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $21.1 million and $24.7 million and an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $2.0 million and $1.9 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated

The employer contributions expected to be paid for the year 2014 amounts approximately to $8.0 million.

(ii)           Other liabilities –current

	Year ended December 31,
	2013	2012
Payroll and social security payable	207,425	261,223
Liabilities with related parties	22	4,023
Derivative financial instruments	8,268	14,031
Miscellaneous	35,282	39,551
	250,997	318,828

23           Non-current allowances and provisions

 (i)           Deducted from non current receivables

	Year ended December 31
	2013	2012

Values at the beginning of the year	(2,995)	(3,445)
Translation differences	740	450
Additional provisions	(752)	-

Used	28	-
Values at the end of the year	(2,979)	(2,995)

(ii)           Liabilities

	Year ended December 31
	2013	2012

Values at the beginning of the year	67,185	72,975
Translation differences	(8,065)	(4,427)
Additional provisions	20,852	10,871
Reclassifications	(3,387)	-
Used	(9,840)	(12,234)
Increase due to the consolidation of joint operations	50	-
Values at the end of the year	66,795	67,185

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to the consolidation of joint operations	(7)	-	-
Used	1,249	794	25,784
At December 31, 2013	(51,154)	(9,396)	(228,765)

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	-	(604)
Used	980	741	17,095
At December 31, 2012	(29,143)	(10,516)	(185,168)

(ii)           Liabilities
Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	-	117	117
At December 31, 2013	9,670	16,045	25,715

Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)
At December 31, 2012	14,112	12,846	26,958

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:
	Year ended December 31,
	2013	2012
Foreign exchange derivatives contracts	9,273	17,852
Contracts with positive fair values	9,273	17,852

Foreign exchange derivatives contracts	(8,268)	(14,031)
Contracts with negative fair values	(8,268)	(14,031)
Total	1,005	3,821

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2013 and 2012, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2013	2012	2013	2012
ARS	USD	2014	-	1,301	-	(4,043)
USD	BRL	2014	5,604	824	-	(818)
EUR	BRL	2014	411	1,272	244	2,913
USD	EUR	2014	(456)	(223)	(21)	-
USD	CAD	2014	72	(105)	-	-
USD	MXN	2014	(510)	148	(2)	-
MXN	USD	2014	(3,285)	1,324	(101)	(563)
USD	COP	2014	(11)	(847)	-	-
JPY	USD	2014	(675)	(202)	-	-
Others			(145)	329	-	(349)
Total			1,005	3,821	120	(2,860)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13
Foreign Exchange	(8,211)	5,351	(2,860)	2,980	120
Total Cash flow Hedge	(8,211)	5,351	(2,860)	2,980	120

Tenaris estimates that the cash flow hedge reserve at December 31, 2013 will be recycled to the Consolidated Income Statement during 2014.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 23 and 24) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’ results of operations, financial condition, net worth and cash flows.

Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. The assessment is for an estimated amount of EUR281 million (approximately $388 million), comprising EUR76million (approximately $105 million)  in principal and EUR205 million (approximately $283 million) in interest and penalties, as of December 31, 2013. The hearing on this appeal was held on October 18, 2013, and the tax court’s decision is currently pending. On December 24, 2013 the company received a new tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. On February 20, 2014, the company filed an appeal to the 2008 assessment with the tax court in Milan. This second assessment is for an estimated amount of EUR247 million (approximately $341 million), comprising EUR67 million (approximately $92 million)  in principal and EUR180 million (approximately $248 million) in interest and penalties, as of December 31, 2013.Tenaris believes, based and confirmed by tax expert’s opinions, that it is not probable that the ultimate resolution of the matter will result in a material obligation.
Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

■
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2013, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $556 million.

■
A Tenaris company entered into a contract with Siderar, a subsidiary of the Company’s affiliate Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $66 million.

■	A Tenaris company, entered into various contracts with suppliers for a current total amount of approximately $236 million related to the investment plan to expand US operations with the installation of a state-of-the-art seamless pipe mill, heat treatment and premium threading facilities.

26           Contingencies, commitments and restrictions on the distribution of profits

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2013, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2013	21,899,189
Total equity in accordance with Luxembourg law	23,807,513

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2013, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2013, distributable amount under Luxembourg law totals $22.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Other income and expenses for the year ended December 31, 2013	(5,050)
Dividends approved	(507,631)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Share premium	609,733
Distributable amount at December 31, 2013 under Luxembourg law	22,508,922

27           Business combinations, other acquisitions and investments

Mexican Power Plant Investment

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

• Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

• 27           Business combinations and other acquisitions (Cont.)
•
• Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

This acquisition was part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’s total voting capital and 13.8% of Usiminas’s total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Previdência Usiminas, formerly known as Caixa dos Empregados da Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 329.4 million ordinary shares representing the majority of Usiminas’s voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and Previdência Usiminas 10.4%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Upon completion of its purchase price allocation procedures, in 2012, the  Company determined a goodwill included within the investment balance of $142.7 million. An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%. As of December 31, 2012, following the impairment charges, the Company’s investment in Usiminas amounted to $346.9 million.

On February 13,  2014,  Usiminas published its annual accounts as of and for the year ended December 31, 2013, which state that revenues, post-tax losses from continuing operations and net assets amounted to $5.971 million, $75 million and $7.134 million, respectively. As of December 31, 2013, the Company’s investment in Usiminas, amounted to $298.5 million. This amount includes Goodwill and other tangible and intangible  assets allocated in the purchase price for $44 million and $73.8 million, respectively.

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, on March 22, 2012, Tenaris launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

27 Business combinations and other acquisitions (Cont.)

Confab delisting (Cont.)

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Tenaris later acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer and on June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate). Confab became a wholly-owned subsidiary of Tenaris.

Tenaris’s total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combinations

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), for a purchase price of $21.4 million. Net equity acquired amounts to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.3 million).

• Had this transaction been consummated on January 1, 2012, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.
•
• 28           Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2013	2012	2011
	Inventories	287,874	(174,670)	(335,337)
	Receivables and prepayments	62,114	(26,285)	122,419
	Trade receivables	129,939	(166,985)	(456,874)
	Other liabilities	(151,578)	6,202	(30,058)
	Customer advances	(77,099)	78,446	(16,168)
	Trade payables	(62,470)	(19,720)	66,378
		188,780	(303,012)	(649,640)

(ii)	Income tax accruals less payments
	Tax accrued	627,877	541,558	475,370
	Taxes paid	(502,461)	(702,509)	(354,466)
		125,416	(160,951)	120,904

(iii)	Interest accruals less payments, net
	Interest accrued	37,356	22,048	21,567
	Interest received	42,091	41,996	38,399
	Interest paid	(109,170)	(89,349)	(84,846)
		(29,723)	(25,305)	(24,880)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	614,529	828,458	823,743
	Bank overdrafts	(16,384)	(55,802)	(8,711)
		598,145	772,656	815,032

As of December 31, 2013, 2012 and 2011, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Related party transactions

As of December 31, 2013:

■
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

■
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

■	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

■	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2013, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.3 per ADS, giving Tenaris’s ownership stake a market value of approximately $719 million. At December 31, 2013, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $602.3 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31
		2013	2012	2011
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to associated parties	35,358	43,501	39,476
	Sales of goods to other related parties	115,505	77,828	106,781
	Sales of services to associated parties	15,439	14,583	14,732
	Sales of services to other related parties	5,035	4,000	4,740
		171,337	139,912	165,729

	(b) Purchases of goods and services
	Purchases of goods to associated parties	320,000	444,742	170,675
	Purchases of goods to other related parties	14,828	19,745	22,134
	Purchases of services to associated parties	56,820	112,870	88,707
	Purchases of services to other related parties	100,677	87,510	113,764
		492,325	664,867	395,280

	(all amounts in thousands of U.S. dollars)	At December 31,
		2013	2012
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	30,416	64,125
	Receivables from other related parties	30,537	20,389
	Payables to associated parties	(33,503)	(86,379)
	Payables to other related parties	(8,323)	(14,123)
		19,127	(15,988)

	(b) Financial debt
	Borrowings from associated parties	-	(3,909)
	Borrowings from other related parties	-	(2,212)
		-	(6,121)

29           Related party transactions

Directors’ and senior management compensation

During the years ended December 31, 2013, 2012 and 2011, the cash compensation of Directors and Senior managers amounted to $27.1 million, $24.1 million and $25.7 million respectively. In addition, Directors and Senior managers received 534, 542 and 555 thousand units for a total amount of $5.6 million, $5.2 million and $4.9 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

30           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2013.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2013	2012	2011
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) For 2011, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b) Tenaris holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2013 and 60% for 2012 and 2011.
(c) For 2013, Tenaris holds 100% of Siderca's subsidiaries. For 2012 and 2011, Tenaris holds 100% of Siderca's subsidiaries except for Scrapservice S.A where it holds 75%.
(d) Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

31         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings. The final hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. Following the holding of a further hearing for the examination of certain legal experts provisionally scheduled for May 2014, and the submission of post-hearing briefs, the arbitral tribunal will deliberate and issue a decision.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. The parties to the arbitration will exchange one round of jurisdictional submissions in early 2014 and the tribunal has reserved the right to hold a jurisdictional hearing after reviewing the parties' written submissions. This hearing has provisionally been scheduled for July 2014.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

• Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2013 for a total amount of approximately $25 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	2011
Audit Fees	5,723	5,446	5,398
Audit-Related Fees	143	335	99
Tax Fees	117	137	151
All Other Fees	51	32	4
Total	6,034	5,950	5,652

33           Subsequent event

Annual Dividend Proposal

On February 20, 2014 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 21, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

Item 17. Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2013

Audit report

To the Shareholders of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at 31 December 2013, the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of 31 December 2013, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the annual accounts and includes the information required by the law with respect to the corporate governance statement

PricewaterhouseCoopers, Société coopérative Luxembourg, 28 March 2014
Represented by

Fabrice Goffin

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A.
Balance Sheet
(expressed in United States Dollars)

			2013	2012
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial fixed assets
1.	Shares in affiliated undertakings	4	23,827,602,627	24,346,876,393
			23,827,602,627	24,346,876,393
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year	10	3,490,592	2,797,315
4.	Other receivables
	a) becoming due and payable within one year		-	27,500
IV.	Cash at bank and cash in hand		233,271	504,986
			3,723,863	3,329,801
	Total assets		23,831,326,490	24,350,206,194

	LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	5	1,180,536,830	1,180,536,830
II.	Share premium	5&7	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	5&6	118,053,683	118,053,683
V.	Profit brought forward		22,057,709,325	22,729,060,527
VI.	Loss for the financial year		(5,050,231)	(163,720,365)
VII.	Interim dividends	5&8	(153,469,789)	(153,469,789)
			23,807,512,575	24,320,193,643

D.	Non-subordinated debts
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	10	6,048,341	12,292,822
	b) becoming due and payable after more than one year	10	15,286,899	16,008,192
9.	Other creditors
	a) becoming due and payable within one year		2,478,675	1,711,537
			23,813,915	30,012,551
	Total liabilities		23,831,326,490	24,350,206,194

Tenaris S.A.
Profit and loss account
(expressed in United States Dollars)

			2013	2012
		Note	USD	USD
A.	CHARGES
5.	Other operating charges	11	24,162,454	34,413,375
6.	Value adjustments and fair value adjustments on financial fixed assets	4	-	157,657,389
8.	Interest and other financial charges
	a) concerning affiliated undertakings		863,600	757,215
	b) other interest and charges		46,360	33
10.	Income tax	9	4,268	2,221

	Total charges		25,076,682	192,830,233

B.	INCOME
6.	Income from financial fixed assets
	a) derived from affiliated undertakings	12	20,000,000	29,000,000
7.	Income from financial current assets
	a) derived from affiliated undertakings		24,254	-
	b) other income		2,197	109,868
10.	Loss for the financial year		5,050,231	163,720,365
	Total income		25,076,682	192,830,233

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.
Notes to audited annual accounts

Note 1 – General information

Tenaris S.A. (the “Company” or “Tenaris”) was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg’s 1929 holding company regime (societé anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Tenaris’s object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227-3rd Floor, Luxembourg.

Note 2 – Presentation of the comparative financial data

The comparative figures for the financial year ended December 31, 2012 relating to items of balance sheet, profit and loss and the notes to the accounts are reclassified whenever necessary to ensure comparability with the figures for the financial year ended December 31, 2013.

Note 3 – Summary of significant accounting policies

3.1	Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

3.2	Foreign currency translation
Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

3.3	Financial fixed assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its fixed assets in accordance with Luxembourg regulations.

In case of other than a temporary decline in respect of the fixed assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

3.4	Debtors
Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

3.5	Cash at bank and cash in hand

Cash at bank and cash in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

Tenaris S.A.
Notes to audited annual accounts

Note 3 – Summary of significant accounting policies (Cont.)

3.6	Non-subordinated debts

Non-subordinated debts are stated at nominal value.

Note 4 – Financial fixed assets

Shares in affiliated undertakings

Movements of investments in affiliated undertakings during the financial year are as follows:

Company	Country	% of ownership	Book value at December 31, 2012	Decreases	Book value at December 31, 2013	Equity at 31.12.2013	Profit for the financial year ended on 31.12.2013
					USD
Tenaris Investments S.à r.l. (*)	Luxembourg	100.0%	24,346,876,393	(519,273,766)	23,827,602,627	25,693,052,051	930,059,292
Shares in affiliated undertakings			24,346,876,393	(519,273,766)	23,827,602,627	25,693,052,051	930,059,292

(*) Tenaris holds directly or indirectly through its wholly-owned subsidiary Tenaris Investments S.à r.l. the 100% shares of: Confab Industrial S.A., Hydril Company, Inversiones Berna S.A., Inversiones Lucerna S.A., Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda.,Tenaris Investments Limited, Tenaris Investments Switzerland AG, Tenaris Solutions AG, Texas Pipe Threaders Co, Tubos de Acero de México S.A., Tenaris Bay City, Inc. and Tenaris Rods (USA), Inc.. Additionally, Tenaris holds through its wholly-owned subsidiary Tenaris Investments S.à r.l. the 11.5% of Ternium S.A.

On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2013, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 519.3 million.

Tenaris S.A.
Notes to audited annual accounts

Note 5 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	22,565,340,162	(153,469,789)	24,320,193,643
Loss for the period	-	-	-	(5,050,231)	-	(5,050,231)
Dividend paid (1)	-	-	-	(507,630,837)	153,469,789	(354,161,048)
Interim Dividend (2)	-	-	-	-	(153,469,789)	(153,469,789)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	22,052,659,094	(153,469,789)	23,807,512,575

(1)	As approved by the ordinary shareholders’ meeting held on May 2, 2013.
(2)	As approved by the board of directors’ meeting held on November 6, 2013.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2013 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until May 12, 2017, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 6 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company’s reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 7 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting approval to the extent distributable retained earnings exist.

At December 31, 2013, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 21.9 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 8 – Interim dividend paid

In November 2013, the Company paid an interim dividend of USD 153.5 million based on the board of director’s decision of November 6, 2013 and in compliance with the conditions set out in the “Amended law of August 10, 1915 on commercial companies” regarding the payment of interim dividends.

Note 9 – Taxes

For the financial year ended December 31, 2013 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

Tenaris S.A.
Notes to audited annual accounts

Note 10 – Balances with affiliated undertakings

	Within a year	After more than one year	Total at December 31, 2013	Total at December 31, 2012
	USD	USD	USD	USD
Assets
Debtors
- becoming due and payable within one year
Tenaris Solutions A.G.	3,490,320	-	3,490,320	2,797,315
Others	272	-	272	-
Total	3,490,592	-	3,490,592	2,797,315

Non-subordinated debts
- becoming due and payable within one year
Siderca Sociedad Anónima Industrial y Comercial	1,928,661	-	1,928,661	7,001,107
Dalmine S.p.A.	1,635,798	-	1,635,798	4,025,240
Tempur S.A.	378,948	-	378,948	-
Tubos de Acero de México, S.A.	364,914	-	364,914	150,686
Maverick Tube Corporation	230,097	-	230,097	-
Tenaris Solutions AG	86,154	-	86,154	13,781
SIAT Sociedad Anónima	1,423,769	-	1,423,769	1,102,008
- becoming due and payable after more than one year
Tenaris Solutions AG	-	4,700,370	4,700,370	3,894,780
Siderca Sociedad Anónima Industrial y Comercial	-	10,586,529	10,586,529	10,542,917
SIAT Sociedad Anónima	-	-	-	1,570,495
Total	6,048,341	15,286,899	21,335,240	28,301,014

Note 11 – Other operating charges

	2013	2012
	USD	USD
Services and fees	22,072,690	32,436,419
Board of directors' accrued fees	960,000	960,000
Others	1,129,764	1,016,956
	24,162,454	34,413,375

Note 12 – Income from financial fixed assets derived from affiliated undertakings

In November 2013, Tenaris S.A. received a dividend from Tenaris Investments S.à r.l amounting to USD 20.0 million.

Tenaris S.A.
Notes to audited annual accounts

Note 13 – Parent Company

As of December 31, 2013:

●
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

●
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

●	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

●	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Note 14 – Subsequent event

Annual Dividend Proposal

On February 20, 2014 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 7, 2014, the payment of an annual dividend of USD 0.43 per share (USD 0.86 per ADS) or approximately USD 507.6 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153.5 million, paid on November, 2013. If the annual dividend is approved by the shareholders, a dividend of USD 0.30 per share (USD 0.60 per ADS), or approximately USD 354.2 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. These annual accounts do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones USA 1 888 300 5432 Argentina (54) 11 4018 2928 Italy (39) 02 4384 7654 Mexico (52) 55 5282 9929	General Inquiries investors@tenaris.com
Stock Information New York Stock Exchange (TS) Mercato Telematico Azionario (TEN) Mercado de Valores de Buenos Aires (TS) Bolsa Mexicana de Valores, S.A. de C.V. (TS)	ADS Depositary Bank Deutsche Bank CUSIP No. 88031M019

Internet
www.tenaris.com